MANAGEMENT’S DISCUSSION AND ANALYSIS
May 14, 2008

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated May 14, 2008, focuses upon the activities, results of operations, and liquidity and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc”) for the three months ended March 31, 2008. In order to better understand the MD&A, it should be read in conjunction with the unaudited financial statements and notes thereto for the three months ended March 31, 2008 and the audited financial statements, notes and MD&A for the year ended December 31, 2007.

The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant accounting policies are outlined in Notes 2 and 3 to the audited financial statements of the Company for the year ended December 31, 2007. These accounting policies have been applied consistently for the three months ended March 31, 2008.

ADDITIONAL INFORMATION

Additional information about the Company is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Alan Taylor, P. Geo., Chief Operating Officer, Vice President Exploration and Director of Canadian Zinc Corporation, is the Company’s Qualified Person for the purposes of National Instrument 43-101 and has approved the technical disclosures in this MD&A.

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, the timing of exploration, development and mining activities and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce, delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Liquidity and Capital Resources and Review of Financial Results.”

Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including the size, grade and  recoverability of mineral resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with  specifications or expectations), cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

OVERVIEW AND OUTLOOK

Canadian Zinc Corporation is a development stage company listed on the Toronto Stock Exchange under the symbol “CZN” and in the United States on the OTCBB under the symbol “CZICF” and is engaged in the business of exploration and development of natural resource properties.

The Company’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure. In 2006 and 2007, the Company carried out major programs at Prairie Creek including driving a new internal decline approximately 600 metres long which enabled a significant underground exploration and infill drilling program to occur. A total of $18.7 million was invested in Prairie Creek in 2006 and 2007.

A Technical Report (the “Report”) dated October 12, 2007, was prepared by MineFill Services Inc. (David Stone and Stephen Godden – Qualified Independent Persons), to National Instrument 43-101 standards, following the results of part of the 2007 drilling program. The Report indicates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper. In addition, the Report confirms a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential.

The Report has been filed on SEDAR and may be viewed under the Company’s profile at www.sedar.com, or on the Company’s website at www.canadianzinc.com.

The Measured and Indicated Resource is now capable of supporting a mine life in excess of ten years at the planned 1,000 – 1,300 tonnes per day production rate. The Company is now examining the various operating alternatives outlined in the 2001 preliminary Scoping Study and is working towards updating and converting the Scoping Study into a Pre-Feasibility study utilizing the updated Technical Report. The 2001 Scoping Study is now considered to be out of date and should not be relied upon. The Company anticipates that the capital costs to place the Prairie Creek Mine into production will be significantly greater than estimated in the Scoping Study. The indicated capital costs will be re-estimated in the Pre-Feasibility study, which is being undertaken by SNC-Lavalin Inc., and is scheduled to be completed later in 2008.

During 2007, and throughout the first quarter of 2008, the Company was actively engaged in permitting activities. In April 2007, a Land Use Permit for winter use of the road which connects the Prairie Creek mine with the Liard Highway was obtained from the Mackenzie Valley Land and Water Board. Upon commencement of rehabilitation work, the Company was advised that a Class B Water Licence was required in order to complete the road rehabilitation work along the Prairie Creek stream-bed. Accordingly, the Company applied for a Type B water licence in June 2007 and this water licence was issued on March 20, 2008.

A preliminary budget of $7.5 million has been approved for the Prairie Creek project for 2008, which is in addition to the regular, ongoing costs of maintaining the Prairie Creek site. Planned programs include completion of the Pre-Feasibility Study, ongoing permitting activities, further engineering and rehabilitation work on the road to the mine Site and ongoing exploration.

The Company’s main focus is to continue permitting activities in order to advance the project towards commercial production. The Company plans to apply for the Land Use Permit and Water Licence for the commercial operation of the Prairie Creek Mine once the Project Description Report can be finalized for the application submittal. Originally the Company intended to file this application during 2007. However, this timeline was delayed as a result of the Company updating a detailed Mine Plan based on incorporating all the Phase 1 and 2 underground drilling results and the unexpected delays with regard to the road rehabilitation permitting process. The Company plans to submit the applications as soon as possible.

Since 2001 the Company has successfully obtained seven permits for the exploration and development of the Prairie Creek property from the Mackenzie Valley Land and Water Board, including two Type B Water Licences, four land Use Permits for exploration activities and underground development and a winter road permit.  Although the Company has experienced long delays in obtaining permits (and expects continuing delays and difficulties with its permitting activities), the Company has carried out extensive programs at Prairie Creek, in accordance with all regulatory requirements, and has built up a considerable knowledge base which will facilitate the application for the  mine operating permits.

The Prairie Creek project is located in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River and in proximity to but outside of the Nahanni National Park Reserve. In August 2007, the Prime Minister of Canada visited Fort Simpson to announce the proposed expansion of Nahanni National Park Reserve. The Prime Minister announced that the Government of Canada had approved an Order in Council (PC-2007-1202 July 31, 2007), withdrawing certain lands for the proposed park expansion.  The area surrounding the Prairie Creek mine, containing approximately 367 square kilometres, is not included in the interim land withdrawal area and, as specified in Schedule 2 to the Order, is specifically excluded and exempted. Canadian Zinc has been assured by the Government of Canada and by Parks Canada that the final boundaries of the expanded park will not include the site of or the access road to the Prairie Creek mine and that in the proposed expansion of the Nahanni National Park Reserve the existing mining and access rights of Canadian Zinc to the Prairie Creek mine will be respected and protected.

Canadian Zinc welcomed the Government’s announcement and anticipates that the exclusion of the Prairie Creek mine from the proposed park expansion area will bring clarity to the differing land use policy objectives for the region. Canadian Zinc believes that the Prairie Creek mine and the expanded Nahanni National Park Reserve can co-exist and that, properly planned and managed, the expanded park will not interfere with the operation of the Prairie Creek mine and similarly that the operation of the mine will not adversely impact  upon the Park or its ecological integrity.

Canadian Zinc is in sound financial condition. At March 31, 2008 the Company had cash, cash equivalents and short term investments of $26.6 million compared to $28.4 million at December 31, 2007.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the unaudited financial statements of the Company for the three months ended March 31, 2008 and other public disclosure documents of the Company.

For the three months ended March 31, 2008, the Company reported a net loss of $223,000 compared to a loss of $64,000 for the three months ended March 31, 2007. The increased loss in the 2008 period was mainly attributable to stock-based compensation expense of $168,000, relating to the vesting of stock options granted prior to the three month period ended March 31, 2008; there was no equivalent charge in the three month period ended March 31, 2007.

Exploration and Development Expense

The Company capitalizes all exploration and development costs relating to its resource interests. For the three months ended March 31, 2008, the Company incurred $1 million (three months ended March 31, 2007 - $1.8 million), excluding amortization and accretion charges capitalized, on exploration and development on the Prairie Creek Property. At March 31, 2008, a credit of $942,000, which was received subsequent to March 31, 2008, was recorded as payable to the Company following a reconciliation of the 2006/2007 drilling contract (see Note 5 to the unaudited financial statements as at March 31, 2008). The overall decrease in expenditures relates to the lower level of activities at the Prairie Creek Mine site following completion, in late 2007, of the exploration drilling programs which commenced in 2006.

During 2007, and throughout the first quarter of 2008, the Company was actively engaged in permitting activities. In April 2007, a Land Use Permit for winter use of the road which connects the Prairie Creek mine site with the Liard Highway was obtained from the Mackenzie Valley Land and Water Board.

In June 2007, the Company applied for a Type B Water Licence to undertake rehabilitation work along the Prairie Creek stream-bed. Following extensive community consultation which culminated in a Band Council Resolution adopted by the Nahanni Butte Dene Band on March 4, 2008, agreeing to give their support to the issuance of the Licence, the Water Licence was issued on March 20, 2008. It is valid for a period of five years. The Company has also sought authorization from the Department of Fisheries and Oceans (“DFO”) to carry out the work, which authorization remains outstanding as at the current date.

On June 29, 2007, the Company applied to Indian and Northern Affairs Canada for a quarrying permit to obtain rock to be used in the road rehabilitation. The quarry permit was issued on February 29, 2008.

Particulars of the deferred exploration and development costs are shown in Note 5 to the unaudited financial statements for the three months ended March 31, 2008.

Revenue and Interest Income

The Company is in the development stage and does not generate any cash flows from operations. To date, the Company has not earned any significant revenues other than interest income. Interest income for the three months ended March 31, 2008 was $296,000 compared to $320,000 for the comparative period ended March 31, 2007. The decrease is attributable to the overall decrease in amounts available for investment during the three months ended March 31, 2008 compared to the equivalent prior year period. There has also been a general decline in available market rates during the three months ended March 31, 2008.

Administrative Expenses

Administrative expenses for the three months ended March 31, 2008 were $333,000, compared to $385,000 (excluding stock based compensation and amortization) in the three months ended March 31, 2007. The decrease was largely attributable to the decreased need for external professional advice.

Other Non-Cash Expenses

In the three months ended March 31, 2008, the Company recorded an expense for stock-based compensation of $168,000 relating to the vesting of stock options granted to officers, employees and contractors during the year ended December 31, 2007. There was no equivalent charge for the three months ended March 31, 2007. This increase relates to the timing of options granted. The stock-based compensation expense value has been calculated using the Black-Scholes valuation method and assumptions as described in the ”Critical Accounting Estimates” section to this MD&A. The assumptions used in the calculation are described in Note 10(a) to the audited financial statements at December 31, 2007.

Amortization costs relating to mining plant and equipment of $41,000 (March 31, 2007 - $34,000) and the asset retirement obligation asset of $13,000 (March 31, 2007 - $32,000) were capitalized to resource interests.

The Company recorded a write-down on its marketable securities of $13,000 in the three months ended March 31, 2008 (March 31, 2007 - $nil). The marketable securities were designated as held for trading assets by the Company upon the adoption, on January 1, 2007, of new accounting standards relating to financial instruments as described in more detail in the “Critical Accounting Estimates” section to this MD&A. This write-down in value is based upon the market value of the shares at March 31, 2008. Further details relating to the Company’s marketable securities are included in Note 4 to the unaudited financial statements for the three months ended March 31, 2008.

Related Party Transactions

The Company’s related party transactions for the three months ended March 31, 2008 consisted of executive compensation paid to executives, directors and corporations controlled by directors in the amounts of $106,000. For the three months ended March 31, 2007 these expenditures were $111,000.

Income Taxes

The Company is currently not profitable and has a valuation allowance against its future income tax assets; accordingly, there was no current or future income tax expense recorded during the three months ended March 31, 2008 or 2007 respectively.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The accounting policies outlined in Notes 2 and 3 of the Company’s audited financial statements for the year ended December 31, 2007, have been applied consistently for the three months ended March 31, 2008, with the exception of the initial adoption of new accounting standards as described below.

On January 1, 2008, the Company adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook: Section 1535, “Capital Disclosures” and Section 3862, “Financial Instruments – Disclosure.” These new accounting standards provide the requirements for the disclosure about the Company’s capital and how it is managed, and disclosure of quantitative and qualitative information in the financial statements to enable users to evaluate (a) the significance of financial instruments to the Company’s financial position and performance and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed as well as management’s objectives, policies and procedures for managing such risks. Additional information on the adoption of these accounting standards can be found in Note 2 to the unaudited financial statements as at March 31, 2008.

CRITICAL ACCOUNTING ESTIMATES

The Company’s financial statements are prepared in accordance with GAAP in Canada and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities (if any). The Company’s management makes assumptions that are believed to be reasonable under the circumstances and that are based upon historical experience, current conditions and expert advice. These estimates are reviewed, on an ongoing basis, as new or updated information and facts arise. The use of different assumptions would result in different estimates, and actual results may differ from results based on these estimates.

A summary of the Company’s significant accounting policies is included in Notes 2 and 3 to the financial statements for the year ended December 31, 2007. The following is a discussion of the accounting estimates that are significant in determining the Company’s financial results and position:

Resource Interests

The Company defers (capitalizes) all acquisition, exploration and development costs that relate to its Prairie Creek Property. The carrying value of resource interests are reviewed at least annually or when events or changes in circumstances suggest the carrying value of such assets may not be recoverable (utilizing undiscounted estimates of cash flows) or has become impaired. When the carrying values of resource interests are determined to be greater than undiscounted cash flows, impairment is recorded to write down the assets to their estimated fair value. In assessing the future estimated cash flows management uses various estimates including, but not limited to, future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. The ultimate recoverability of amounts deferred for resource interests is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek mine.

Asset retirement obligation

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset when incurred or revised, and amortized over the asset’s estimated useful life. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion expenses. Actual expenditures incurred are charged against the accumulated obligation. Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the asset retirement obligation estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

As at March 31, 2008, the Company estimates that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2.5 million, mostly to be incurred at the end of the life of the mine. These cash flows have been determined to have a present value of $1.25 million based upon the following assumptions: long-term inflation rate of 2.5%; a credit-adjusted risk-free discount rate of 6.5%; and a weighted average useful life production facilities and equipment of ten years.

Stock-based compensation

The Company applies the fair-value method of accounting for stock-based compensation in accordance with the recommendations of CICA 3870, “Stock-based Compensation and Other Stock-based Payments.” Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”).  Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

	Years ended December 31,
	2007	2006	2005
Dividend yield	0%	0%	0%
Risk free interest rate	4.07%	4.02%	3.5%
Expected life	5 years	5 years	5 years
Expected volatility	89%	101%	91%

Financial Instruments

As disclosed in Note 3(b) to the audited financial statements for the year ended December 31, 2007 and in Note 11 to the unaudited financial statements for the three months ended March 31, 2008, the Company elected to classify its short term investments and cash equivalents as held for trading assets which requires that gains or losses from changes in fair value are taken directly to net income as this was considered the most appropriate classification. Should a different classification have been determined, it is possible that such gains or losses would have been included in other comprehensive income instead of net income.

The Company has also included note disclosure concerning some of the risk factors relating to its financial instruments – see Note 11 to the unaudited financial statements for the three months ended March 31, 2008.

SUMMARY OF QUARTERLY RESULTS

(thousands of dollars except per share amounts)
Quarter ended	Interest income $	Net (Loss) $	Net (Loss) per Common Share $
March 31, 2008	296	(223)	(0.00)
December 31, 2007	208	(684)	(0.01)
September 30, 2007	375	(1)	(0.00)
June 30, 2007	331	(171)	(0.00)
March 31, 2007	320	(64)	(0.00)
December 31, 2006	304	(966)	(0.02)
September 30, 2006	237	(39)	(0.00)
June 30, 2006	226	(326)	(0.00)

The Company’s sole source of revenue continues to be interest income on its cash, cash equivalents and short term investment balances following share issuances during the last two fiscal years. Quarterly losses reflect the general and administrative costs incurred by the Company; quarters that show an increased loss relevant to others are typically those in which amounts have been recorded for stock-based compensation expense following the granting and vesting of stock options to employees and consultants.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2008, the Company had cash and cash equivalents of $12.3 million, short-term investments of $14.3 million and a positive working capital balance of $27.3 million. As at December 31, 2007, the Company had cash and cash equivalents of $6.9 million, short-term investments of $21.5 million and a positive working capital balance of $27.4 million. Accordingly, the Company believes that it remains in a strong position to further continue with its planned exploration, development and permitting activities at the Prairie Creek Mine. The Company’s cash and cash equivalents were increased and its short-term investments reduced at March 31, 2008, compared to December 31, 2007, as a result of higher rates of return being available on short-term cash deposits.

The Company’s short-term investments consist primarily of Bankers’ Acceptances and Guaranteed Investment Certificates; accordingly, the Company’s investments have not been impacted by the recent market issues relating to asset-backed commercial paper or sub-prime debt instruments, except in so far as the rates of return have declined generally across the market such that the interest earned on investments is currently lower than in early 2007.

Canadian Zinc does not generate any cash flows from operations and has no income other than interest income. The Company relies on equity financings for its working capital requirements and to fund its planned exploration, development and permitting activities. No new financing arrangements were entered into during the three months ended March 31, 2008 as the Company currently has sufficient funds on hand for current operations. It is anticipated that future additional financing will be required at such time as the Prairie Creek Mine is to be further developed in order to commence commercial production, subject to the Company successfully obtaining the required permits and licences to operate.

The Company continued to incur expenditures on its Prairie Creek Mine site during the three months ended March 31, 2008 during which time $1 million was expended on exploration and development costs. Details of the Company’s deferred exploration and development costs are included in Note 5 to the unaudited financial statements for the three months ended March 31, 2008. The Company also purchased, during the three months ended March 31, 2008, $350,000 of mining equipment from a contractor that had been working on the Prairie Creek underground drilling program that ended in late 2007.

The Company’s accounts payable and accrued liabilities at March 31, 2008 were $443,000 compared to $1.254 million at December 31, 2007. This decrease follows the termination of the drilling program and a reduced level of activity at the Prairie Creek Mine Site during the quarter ended March 31, 2008.

Canadian Zinc considers that its capital resources are adequate to support the current operations and short to medium-term plans of the Company. However, additional capital will be required in order to bring the Prairie Creek Mine into production in the future. The ability to raise additional finance may be impaired, or such financing may not be available on favourable terms, due to conditions beyond the control of the Company, such as uncertainty in the capital markets.  This is discussed in more detail in the “risks and uncertainties” section in the Company’s Annual Information Form dated March 28, 2008, a copy of which can be obtained on SEDAR at www.sedar.com.

NORMAL COURSE ISSUER BID

The Company has obtained TSX approval to conduct a normal course issuer bid (the “Bid”) pursuant to which the Company may purchase up to a maximum of 5,000,000 common shares in the capital of the Company, representing approximately 4.1% of the issued and outstanding common shares of the Company of 120,685,063 as at May 1, 2008. The Company is of the view that the recent market prices of the common shares of the Company do not properly reflect the underlying value of the Company's assets. No insiders of the Company intend to participate in the Bid.

The Bid may be carried out from May 13, 2008 for a period of up to one year. Pursuant to TSX policies, daily purchases made by the Company under the Bid may not exceed 44,876 common shares, which is 25% of the average daily trading volume of 179,505 common shares on the TSX over the six months prior to the commencement of the Bid, subject to certain prescribed exceptions. Purchases pursuant to the Bid will be made from time to time through the facilities of the TSX. Common shares purchased will be paid for with cash available from the Company's working capital, which at March 31, 2008, was $27.3 million. All common shares purchased pursuant to the Bid will be cancelled and returned to treasury.

RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties.  These are described in detail under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2007, dated March 28, 2008, which is filed on SEDAR and which may be found at www.sedar.com. The principal risks and uncertainties faced by the Company are also summarized in the MD&A for the year ended December 31, 2007.

OTHER INFORMATION

The Company has not entered into any off-balance sheet arrangements at this time.

As at May 14, 2008, the Company had the following securities issued and outstanding:

Common shares	120,685,063
Share purchase options	4,815,000	exercisable between $0.60 - $0.94 per share.
Share purchase warrants	9,715,012	exercisable between $0.93 - $1.20 per share.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Disclosure controls and procedures include the Company’s controls and procedures that are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company have evaluated, and continue to evaluate, the design and effectiveness of the Company’s disclosure controls and procedures as of March 31, 2008, and have concluded that such disclosure controls and procedures were operating effectively at that date.

There were no significant changes to the Company’s disclosure controls process during the quarter ended March 31, 2008.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal controls over financial reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances. The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible. This risk is mitigated by management and Board review where appropriate. At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting to the public.

The CEO and the CFO have evaluated the design of internal controls over financial reporting as at March 31, 2008; the Company believes that its internal controls over financial reporting, at that date, were designed effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in internal controls over financial reporting

The Company continues to review and assess its internal controls over financial reporting. There were no significant changes made to internal controls over financial reporting during the three months ended March 31, 2008.

The Company made certain other changes to its systems of internal controls over financial reporting in 2007 that did not materially affect, and are not reasonably likely to materially affect, internal control over financial reporting. During this process, management identified certain potential deficiencies in internal control over financial reporting, but none which were individually or cumulatively considered to be material weaknesses. The design of a control system must reflect that there are staffing and financial resource constraints, and that the benefits of controls must be considered relative to their costs to the Company. Due to the limited number of staff at Canadian Zinc, it is not feasible or cost effective to achieve complete segregation of incompatible duties. These risks are not considered to be significant. The Company’s management has taken such action as it considers appropriate to minimize any potential risks from these deficiencies, including using outside consultants and advisors when deemed appropriate.